Joint News Release

NovaGold Completes Acquisition of SpectrumGold

15th July 2004 – Vancouver

NovaGold Resources Inc. (AMEX, TSX: NG) and SpectrumGold Inc. (TSX: SGX) are pleased to announce that they have today completed the business combination of NovaGold and SpectrumGold by way of Plan of Arrangement, and SpectrumGold has been amalgamated with NovaGold's wholly owned subsidiary NovaGold Canada Inc.

Under the Plan of Arrangement, the SpectrumGold shareholders other than NovaGold are entitled to receive 1 share of NovaGold for each 1.35 shares of SpectrumGold which will result in the issuance of 8.6 million shares of NovaGold excluding options and warrants. On Monday, 19th July 2004, all of SpectrumGold's registered shareholders will be sent Letters of Transmittal by NovaGold's transfer and exchange agent Computershare Investor Services Inc. to exchange their SpectrumGold shares for NovaGold shares at the 1.35 ratio. Shareholders of SpectrumGold are requested to deliver their share certificates to Computershare in exchange for new share certificates of NovaGold. SpectrumGold shareholders whose shares are held through a nominee such as a broker, bank or trust company should contact such intermediary directly to confirm the exchange of their SpectrumGold shares. Any questions should be directed to Computershare at 1-800-564-6253 or by e-mail to service@computershare.com.

Mr. Rick Van Nieuwenhuyse, President & CEO of NovaGold stated: "We are very pleased that we received such a resounding approval from the SpectrumGold shareholders for this transaction. Now that NovaGold controls 100% of the multi-million ounce Galore Creek gold-silver-copper project we believe that NovaGold shareholders will begin to see the full value from this extraordinary asset."

With the conclusion of this transaction NovaGold now has three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with Rio Tinto. From this resource base of advanced stage properties, NovaGold has a very rapid production growth profile with a projected total share of production of over 600,000 ounces of gold per year by 2010. This production growth will come through the continued development of the Company's four advanced stage projects with the first production targeted to begin by 2006 at the Rock Creek Project in Nome, Alaska.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America. NovaGold has 62.8 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:
Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.